HiddenRoad

HIDDEN ROAD PARTNERS CIV US LLC

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
******

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

HiddenRoad

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hidden Road Partners CIV US LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 40th Street, 26th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knecht	(856) 938-6255	jknecht@hiddenroad.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HiddenRoad

OATH OR AFFIRMATION

I, John Knecht _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hidden Road Partners CIV US LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: — Signed by:

John Knecht

Title: CFO, FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents   **Page**

Oath and Affirmation Page
Report of Independent Registered Public Accounting Firm





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance of Hidden Road Partners CIV US LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Hidden Road Partners CIV US LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

Chicago, Illinois
February 26, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

HiddenRoad

Hidden Road Partners CIV US LLC
Statement of Financial Condition
As of December 31, 2025
(In Thousands)

Assets

Cash and cash equivalents	$	17,696
Cash segregated under federal and other regulations		332
Receivable from brokers, dealers, and clearing organizations		800,047
Securities purchased under agreements to resell		38,182,647
Guarantee deposit		16,710
Memberships in exchanges at cost ($2,083 market value)		1,649
Other assets		12
Total assets	$	39,019,093

Liabilities and Equity

Payables to customers	$	703,540
Securities sold under agreements to repurchase		37,769,582
Due to affiliates		11,155
Other payables		14,088
Due to clearing organizations		327
Total liabilities		38,498,692
Member's equity		520,401
Total liabilities and equity	$	39,019,093

The accompanying notes are an integral part of this financial statement.

HiddenRoad

Hidden Road Partners CIV US LLC
Notes to Financial Statement
December 31, 2025

Note 1. Nature of Operations and Significant Accounting Policies

Hidden Road Partners CIV US LLC ("the Company") is a Delaware limited liability company formed on October 4, 2018. The sole member is Hidden Road Partners CIV US HoldCo LLC ("Parent"). Hidden Road Partners LP ("HRP LP") is the service manager of the Company and operates and controls the business and management of the Company. On October 21, 2025, the Company's ultimate parent changed as a result of the acquisition of Hidden Road Inc. by Ripple Labs Inc. ("Ripple").

The Company is registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM") and is a member of the National Futures Association ("NFA"). In addition, the Company is a clearing member of the Chicago Mercantile Exchange, Chicago Board of Trade, New York Mercantile Exchange, and Commodity Exchange Inc ("Exchanges"). The Chicago Mercantile Exchange is the designated regulatory organization for the Company as a FCM.

The Company is also a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC"), and a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"). FINRA is the designated regulatory organization for the Company as a broker-dealer.

The Company operates as a FCM/swap firm which provides services to customers across cleared over-the-counter and exchange-traded futures markets. These services include exchange traded futures and options on futures.

As a broker-dealer, the Company primarily engages in self-cleared repurchase and resale transactions with broker-dealer and hedge fund counterparties.

The U.S. dollar is the functional currency of the Company.

The following is a summary of the Company's significant accounting policies:

Basis of Presentation: The Company follows U.S. Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HiddenRoad

Cash and Cash Equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition that are not held for sale in the ordinary course of business. Cash equivalents include a short-term money market fund as of December 31, 2025.

Foreign Currency Translation: All assets and liabilities held in foreign currencies are translated to US dollars at year end rates of exchanges whereas the income statement accounts are translated at average rates of exchange for the period. Gains and losses from foreign currency transactions are included in net income.

Income Taxes: The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Parent.

GAAP guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2025. The Company and Parent are subject to income tax examinations by major taxing authorities for the current and prior three tax years.

Revenue Recognition: The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue from contracts with customers is primarily credit intermediation (transactional fees). The recognition and measurement of revenue is based on the assessment of individual transaction terms.

The Company records transaction fee revenues on a trade date basis as customer transactions occur. Such revenues are charged at various rates based on various factors as determined by the Company. Related transaction-based execution fees are variable expenses incurred in conjunction with the generation of revenues based on standard industry practices across exchange-traded derivatives. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, the risks and rewards of ownership of the financial instrument have been transferred to/from the customer, and the transaction fees are received. As of January 1, 2025 and December 31, 2025, there were no receivable balances related to any contracts with customers.

Measurement of Credit Losses on Financial Instruments: The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including receivables from brokers, dealers and clearing organizations, in accordance with ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments ("ASC 326-20"). The standard requires the application of a current expected credit loss (CECL), impairment model to financial assets measured at amortized cost, including cash, receivables from clearing organizations, and certain off-balance sheet credit exposures. The impairment model introduced by the new CECL standard is based on expected losses over the life of its financial assets and certain off-balance sheet exposures, rather than incurred losses. Expected losses can be evaluated based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company evaluated the guidelines of ASC 326-20, and deemed the credit risk of organizations with which it entered into clearing agreements, relating to receivables from broker-dealers and clearing organizations, to be low, and determined no allowance for credit losses is necessary at December 31, 2025. For other financial assets measured at amortized cost, the Company has concluded that there are no expected credit losses based on the nature and contractual life or expected life of the financial assets and historical losses. As it relates to reverse repurchase agreements, the Company requires the borrower to continually adjust the amount of the collateral securing the financial asset(s) as a result of fair value changes in the collateral. In those situations, the Company, as a practical expedient, compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. The Company has determined that the expectation of nonpayment of the amortized cost basis is zero as the borrower continually replenishes the collateral securing the financial asset such that the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company expects the borrower to continue to replenish the collateral as necessary.

Interest Income and Expense: Interest income is recognized on an accrual basis and includes amounts earned on Company and customer funds, as well as interest earned on securities purchased under agreements to resell. Interest expense includes interest incurred on securities sold under agreements to repurchase. Interest income and interest expense related to repurchase and reverse repurchase agreements are presented on a net basis and are recognized over the term of the respective agreements.

Exchange Memberships: The Company's exchange memberships, which represent ownership interests in the Exchanges and provide the Company with the right to conduct business on the Exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at December 31, 2025. At December 31, 2025, the fair value of exchange memberships was $2.083 million.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase: Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted as collateralized financing transactions recorded at the contracted resale or repurchase amounts as specified in the respective agreements. Such transactions are mainly

HiddenRoad

collateralized by U.S. Treasuries, mortgage-backed securities, and government agencies. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to reverse repurchase agreements with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Repurchase and reverse repurchase agreements are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of the FICC. The FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. The FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, the FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by the FICC, as applicable.

It is the Company's policy to net repurchase and reverse repurchase agreements for which the FICC is the counterparty provided the conditions of ASC 210-20-45-11, Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements, are met.

Margin collateral receivable and payable related to these agreements are included within Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase on the statement of financial condition.

Recent Accounting Pronouncements: In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments --Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statement.

Segment Reporting: The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to allocate resources and determine performance. The net income is also used by the CODM to monitor budgeted versus actual results. Additionally, the CODM uses excess net

capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure revenues and expenses of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment and considers factors specific to the asset or liability. The inputs or methodology used for valuing

HiddenRoad

financial instruments are not necessarily an indication of the risks associated with those instruments.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values. Included in due from clearing organizations are customer exchange-traded futures contracts that are categorized within Level 1 of the fair value hierarchy. The positions are valued based on quoted prices from the respective exchange they are traded at. As of December 31, 2025, these contracts had unrealized net gains (losses) of $53.428 million and $952 thousand on long and short positions, respectively. Changes in fair values of these contracts are reflected net in payable to customers and due to affiliates on the statement of financial condition. As of and for the year ended December 31, 2025, the Company had no other assets or liabilities classified as Level 1, 2 or 3 except for money market fund investments recorded at fair value of $6.922 million. These investments are categorized as Level 1 in the fair value hierarchy.

Note 3. Assets Segregated Under Federal and Other Regulations

The Company is required to segregate cash and other assets pursuant to Section 4d(a)(2) of the Commodity Exchange Act and CFTC Regulations 1.20 and 30.7. At December 31, 2025, the Company had $332 thousand in cash segregated bank accounts. In addition, included in due from brokers, dealers, and clearing organizations, on the statement of financial condition is $765.473 million in segregated cash.

Note 4. Related Party Transactions

The Company has entered into a services and expense sharing arrangement with HRP LP and Hidden Road Partners UK LLP ("HRP UK LLP"), whereby credit intermediation and support services that include compensation, occupancy, technology and telecommunication and certain other operating expenses are paid by HRP LP and HRP UK LLP on the Company's behalf. The Company reimburses HRP LP and HRP UK LLP for these expenses. As of December 31, 2025, the payable to HRP LP and HRP UK LLP amounted to $4.406 million related to such expenses and is included in due to affiliates on the statement of financial condition.

The Company provides exchange traded execution and settlement services for two affiliates. At December 31, 2025, the Company's non-customer balance due to these affiliates totaled $6.749 million and is included in due to affiliates on the statement of financial condition.

The Company entered into U.S Treasury repurchase agreement transactions with its ultimate parent, Ripple. At December 31, 2025, repurchase agreements outstanding with Ripple totaled $100 million and are included in securities sold under agreements to repurchase on the statement of financial condition.

The Company also entered into an inter-affiliate loan agreement with HRP LP and affiliates which are under common control for lending between the affiliates. At December 31, 2025, there was no outstanding lending/borrowing under this agreement.

Note 5. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company expects to enter into various transactions with exchanges, broker-dealers, prime brokers, FCMs, clearing organizations and bank holding companies, among other types of regulated financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each counterparty with which it conducts business.

The Company engages in repurchase and reverse repurchase agreement transactions in the ordinary course of business to facilitate client financing and liquidity. These transactions are generally collateralized by high-quality securities and are conducted with regulated financial institutions and other institutional counterparties. The Company manages the associated credit risk by entering into agreements that provide for collateralization, monitoring collateral values on a daily basis, and requiring the maintenance of appropriate margin levels. To the extent a counterparty fails to perform and the value of collateral is insufficient, the Company may be exposed to loss.

The Company's customer activities involve the execution and settlement of various exchange-traded futures transactions. These activities are transacted on a cash basis. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin level daily and pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to credit risk in the event that margin requirements are not sufficient to fully cover losses that customers may incur. To the extent customers are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

The Company maintains its cash in bank deposit accounts that, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250 thousand. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results from operations, and cash flows. The Company has not experienced any losses in such accounts.

Note 6. Repurchase and Reverse Repurchase Agreements

The Company enters into repurchase agreements and reverse repurchase agreements collateralized by U.S. Treasuries, mortgage-backed securities, and government agencies. Under repurchase agreements, the Company sells securities to counterparties with a simultaneous agreement to repurchase the same or substantially similar securities at a specified price and date. Under reverse repurchase agreements, the Company purchases securities from counterparties with a simultaneous agreement to resell the same or substantially similar securities at a specified price and date. The Company utilizes these agreements in connection with its matched book financing activities and does not utilize these transactions to finance proprietary inventory or to cover customer positions.

HiddenRoad

Repurchase and reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Securities delivered or received under these agreements are not reflected as sales or purchases in the statement of financial condition. The Company's policy is to take possession of or obtain a perfected security interest in securities purchased under reverse repurchase agreements with a market value in excess of the principal amount loaned.

The Company monitors the market value of securities to be repurchased or resold and, as necessary, requests or returns additional collateral to maintain agreed-upon margin levels. As of December 31, 2025, the Company held securities with a fair value of $27.148 billion as collateral under reverse repurchase agreements, which had carrying values of $27.080 billion. The Company has pledged securities with a fair value of $26.548 billion as collateral under repurchase agreements, which had carrying values of $26.602 billion. The Company is permitted to sell or repledge securities received as collateral under reverse repurchase agreements. As of December 31, 2025, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $27.080 billion, of which $26.602 billion had been sold or repledged. Repurchase and reverse repurchase agreements include centrally cleared General Collateral Finance ("GCF") transactions. For such transactions, collateral is allocated by the FICC on a net basis based on the Company's net settlement position; accordingly, the fair value of securities pledged or received as collateral does not correspond to the gross carrying values of repurchase or reverse repurchase agreements presented on the statement of financial condition.

The following tables present gross obligations for repurchase agreements by class of collateral pledged and remaining contractual maturity as of December 31, 2025.

Securities Sold Under Agreements to Repurchase (Collateral Pledged - $ in Thousands)

Collateral Type	Amount Pledged
U.S. Treasuries	$ 40,179,801[1]

(1) Amounts presented on a gross basis, prior to netting as shown on the Company's statement of financial condition.

Remaining Contractual Maturity of Repurchase Agreements ($ in Thousands)

Collateral Type	Open & Overnight	30 Days or Less	30-90 Days	Over 90 Days	Total
U.S. Treasuries	$ 34,798,223	$ 5,381,578	-	-	$40,179,801

The following table presents the offsetting of repurchase and reverse repurchase agreements as of December 31, 2025 ($ in Thousands):

Assets	Gross Amounts (i)	Amounts Offset on the Statement of	Net Amounts Presented on the Statement	Financial Instruments Not Offset on the Statement of	Net Exposure[3] (v) = (iii) − (iv)

	Financial Condition[1] **(ii)**	**of Financial Condition (iii) = (i) – (ii)**	**Financial Condition**[2] **(iv)**		
Securities purchased under agreements to resell	$40,854,220	$2,671,573	$ 38,182,647	$ 17,000,619	$ 21,182,028
Liabilities					
Securities sold under agreements to repurchase	$40,441,155	$ 2,671,573	$ 37,769,582	$ 17,000,619	$ 20,768,963

(1) Represents amounts related to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where applicable netting criteria are met in accordance with U.S. GAAP.

(2) Represents amounts related to master netting agreements and collateral agreements where certain criteria are not met in accordance with U.S. GAAP or management has made an election not to offset.

(3) Represents exposure that is not collateralized.

The Company enters into forward starting repurchase and reverse repurchase agreements that are primarily secured by fixed income securities. At December 31, 2025, the Company had commitments of $6.712 billion and $21.149 billion respectively, associated with these instruments.

The following table represents the start dates and maturities of the firm's forward starting repurchase and reverse repurchase agreements.

Contractual Maturity of Forward Starting Repurchase Agreements ($ in Thousands)

Start Date	Open & Overnight	30 Days or Less	30-90 Days	Over 90 Days	Total
01/02/2026	$ 21,149,248	-	-	-	$ 21,149,248

Contractual Maturity of Forward Starting Reverse Repurchase Agreements ($ in Thousands)

Start Date	Open & Overnight	30 Days or Less	30-90 Days	Over 90 Days	Total
01/02/2026	$ 511,875	$ 1,245,115	$ 2,093,829	$ 500,000	$ 4,350,819
01/05/2026	-	-	-	$ 1,750,000	$ 1,750,000
01/07/2026	-	$ 611,625	-	-	$ 611,625

Note 7. Exchange Member Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial

obligations of another member who may default on its obligations to the exchange. Although the rules vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, such guarantee obligation would be apportioned among the non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote. At December 31, 2025, the Company held $16.710 million as the guarantee deposit.

Note 8. Indemnifications

In the normal course of business, the Company expects to enter into contracts and agreements that will contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote. The Company has not entered into any such agreements as of December 31, 2025.

Note 9: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and CFTC's minimum financial requirements for FCMs and introducing brokers ("Regulation 1.17"). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $1 million, the calculated amount from the alternative method election for Rule 15c3-1(a)(1)(ii), 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined. Additionally, as a netting member of the FICC, the Company is held to a minimum net capital requirement of $25 million.

As of December 31, 2025, the Company net capital amount was $518.602 million which was $484.800 million in excess of its required net capital of $33.802 million.

Note 10: Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. Through February 26, 2026, the Company received $70 million of capital contributions from the Parent. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2025.